Eurasian Minerals Inc.
NEWS RELEASE

Eurasian Minerals Options the Hardshell Skarn Project in Arizona for a Royalty Interest

Vancouver, British Columbia, November 24, 2015 (TSX Venture: EMX; NYSE MKT: EMXX) -- Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce the signing of an Exploration and Option Agreement (the “Agreement”), through its wholly owned subsidiary Bronco Creek Exploration, Inc. (“BCE”), for the Hardshell Skarn project (the "Project") with Arizona Minerals Inc. (“AZ Minerals”), a subsidiary of Arizona Mining Inc. (TSX: AZ). The Project is located approximately 75 kilometers southeast of Tucson, Arizona within the Patagonia Mountains and adjacent to AZ Minerals' advancing Hermosa project. Please see www.eurasianminerals.com for more information.

Commercial Terms Overview. Pursuant to the Agreement, AZ Minerals can earn a 100% interest in the Project by making cash payments totaling $85,000 (all amounts are USD). Upon exercise of the option EMX will retain a 2% NSR royalty on the Project and receive annual advanced royalty (“AAR”) payments of $5,000 commencing on the first anniversary of the exercise of the option. The EMX royalty is not capped and not subject to buy-down.

Property Overview. The Hardshell Skarn project is comprised of 16 unpatented federal lode mining claims totaling approximately 279 acres. The Project lies between the Sunnyside porphyry copper system (Regal Resources Inc.) to the west, the Hermosa project (AZ Minerals) to the east, and the historic Trench mine to the north. EMX has targeted base and precious metals mineralization hosted in skarn and replacement bodies within a series of Paleozoic limestones. These carbonate rocks, as well as skarn mineralization, were intersected by Asarco in deep historic drilling (depths from 1,256-1,491 m) adjacent to the Sunnyside porphyry center and to the northwest of the Project boundary. From west to east, the target rocks step to shallower levels across the EMX land position by a series of north trending faults and are less than 100 meters below the surface immediately east of the Project. It is anticipated that AZ Minerals will incorporate the Hardshell Skarn property into their ongoing Hermosa project exploration programs.

Comments on Adjacent Properties. The adjacent properties provide context for the Hardshell Skarn project, which occurs in a similar geologic setting. However, this is not necessarily indicative that the Project hosts similar mineralization.

About EMX. Eurasian Minerals leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX retaining royalty interests. EMX complements its generative business with strategic investment and third party royalty acquisition.

EMX executed its royalty generator business model by converting another project into cash flow and a potential downstream royalty. The Hardshell Skarn project came to EMX as part of the 2010 merger with BCE and was acquired through the staking of open ground within a historic mining district.

Mr. Dean D. Turner, CPG, a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed, verified and approved disclosure of the technical information contained in this news release.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EurasianMinerals.com	Email: SClose@EurasianMinerals.com
Website: www.EurasianMinerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the nine-month period ended Sept 30, 2015 (the“MD&A”) and most recently filed Annual Information Form for the year ended period ended December 31, 2014 (the “AIF”), actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com